SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: T-Mobile US, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Dear Fellow shareholder,

We urge fellow shareholders to support the clawback proposal at T-Mobile US, Inc.'s shareholder meeting on June 16, especially in the wake of questionable accounting changes that boosted executive compensation:

·Recent changes in the allowance for credit losses as a share of receivables had the effect of boosting reported earnings by over $120M, or by 11% in 2014 and 13% in 2015. The 2015 earnings increase was enough to trip the Short Term Incentive Plan's maximum bonus threshold for Adjusted EBITDA, resulting in higher pay to executives than would have occurred if TMUS had maintained its allowance for credit losses at the previously established level.

·The proposal asks the Compensation Committee to adopt a policy for recoupment of executive incentive compensation following conduct resulting in a violation of law or T-Mobile policy that causes significant financial or reputational harm to the company.

·ISS supports this shareholder proposal.

Please see our detailed letter to TMUS's largest shareholder, Deutsche Telekom, urging them to support the shareholder proposal here (DT has not responded to our letter.) Thank you for your support of good corporate governance at T-Mobile US.

Regards,

---

Dana Wise
CtW Investment Group

o: 202.721.6063

[The letter referred to in the last paragraph of this e-mail is reproduced below.]

May 23, 2016

Timotheus Höttges
Chief Executive Officer
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

Dear Mr. Höttges,

At this year’s annual T-Mobile USA Inc. (“TMUS”) shareholder meeting, investors including Deutsche Telekom AG will be voting on a proposal to strengthen TMUS’s executive compensation clawback policy. We urge the Deutsche Telekom Management Board, as a steering body of the largest and controlling shareholder:

1.	to support this resolution, in light of the analysis we describe in this letter;
2.	to undertake its own investigation and examine the linkage between changes in accounting assumptions and executive pay;
3.	report to Deutsche Telekom shareholders about their findings no later than July 31, 2016.

Our examination of TMUS’s financial statements shows that during fiscal years 2014 and 2015, the company reduced its Allowance for Credit Losses – as a percentage of Equipment Installment Plan (“EIP”) receivables – far below the typical level in prior or subsequent periods. This reduction occurred even as the information available to TMUS clearly indicated that the quality of its EIP receivables was deteriorating and the risk of future credit losses was increasing. This reduction resulted in an increase in earnings of $122M or of about 23% of net income over the four quarters from Q4 2014 through Q3 2015. Applying the relevant effect to TMUS’s stated performance reduced reported net income by 11% in FY 2014 and 13% in FY 2015.

While the allowance for credit losses grew substantially in Q4 2015, and was again above its 2014 benchmark in Q1 2016, we urge the Management Board to carefully review this analysis for the following reasons:

  Our analysis indicates that TMUS executives may have been excessively rewarded in 2014 and 2015, given the distorting impact of the suppressed allowance for credit losses on key performance metrics. This type of situation is exactly what is contemplated by this year’s clawback proposal.
  Regulatory and shareholder scrutiny will focus on TMUS even if the questionable changes in accounting policies and decisions appear to have been reversed for the past two quarters. Given the apparent link between the public criticisms and investigations of TMUS’s marketing, there appears to be a heightened risk of enforcement actions by state and federal regulators.
  EIP receivables have been falling for the past two quarters as the company looks to expand its JUMP! On Demand offer and move customers from installment plans to equipment leases. But lease accounting also distorts the metrics that shareholders and analysts rely on in making investment decisions. It also distorts the benchmarks the TMUS board relies on to incentivize and reward executives. The Management Board should be careful to assure themselves that TMUS is providing an accurate picture of its financial condition and is rewarding executives for performance – not questionable accounting assumptions.

    The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Deutsche Telekom and T-Mobile US.

    Underside of the UnCarrier

    In 2013 TMUS launched its UnCarrier campaign which offered customers the opportunity to obtain mobile phone service without entering into a long-term contract. Such contracts require the customer to pay a significant (~$200) fee to switch carriers, although carriers offering these contracts heavily subsidized the cost of the mobile phone (or “handset”). Instead of subsidizing the purchase of the handset and tying the customer to a service contract, TMUS’s UnCarrier campaign offered a no-commitment and no-switching-fee mobile service tied to the purchase of a phone at full price but paid off via an installment plan. Because smartphone handsets are so expensive, these Equipment Installment Plans (“EIPs”) typically run for two years, and the customer is obliged to pay off the full balance on their handset if they switch service providers or cancel service.

    Independent research and press reports find that many TMUS customers appear not to have understood that their EIP would require such a lump-sum payment when they switched carriers or cancelled. As Figures 1a and 1b illustrate, from 2013-2015 TMUS had the highest rate (adjusted for market share) of customer complaints lodged with the Federal Trade Commission (a federal regulator) and the Better Business Bureau (a consumer advocacy group) concerning unexpected billing and debt collection practices:

    Figure 1a: Better Business Bureau, 2013-2015 Adjusted for Market Share

                        ■ Verizon      ■ AT&T      ■ Sprint      ■ T-Mobile

    Figure 1b: FTC Complaints, 2013-2015 Adjusted for Market Share

    This high level of complaints suggests that many TMUS customers may have found themselves unable to meet their contractual obligations, which implies that TMUS may not ultimately collect all the revenue associated with its EIPs. Moreover, the switch to installment plans – which grew very rapidly to dominate the company’s sales – increased the salience of TMUS’s assumptions in accounting for these EIP receivables and defaults.

    Accounting for Installment Sales Can Create Future Credit Risk

    In general, Generally Accepted Accounting Principles (the accounting standards applied in the US) requires companies that sell products on an installment basis to recognize revenue from those sales in the period when the sale is transacted (not when the money is received) but also to estimate how much of that revenue will never be received or recovered, which amount the company reports on its balance sheet as an allowance for credit losses. Additions to the allowance are reported on the income statement as bad debt expense (i.e. a charge to earnings). Subsequent defaults on installment contracts issued in a time period will result in a further charge to earnings only if the eventual amount not collected exceeds the increase in the allowance for credit losses from that same issuing period.

    Because the revenue that is not recognized in the sale period does not generate any additional costs, changes to the allowance for credit losses will flow straight through to the bottom line, and directly boost or reduce net income. In other words, if a company underestimates its likely credit losses on sales in a given quarter, then it will be reporting higher earnings in that quarter, but will subsequently have to recognize bad debt expense that will lower earnings in a future quarter. Thus, properly estimating and provisioning for credit losses is essential in order to minimize the risk of unpleasant future surprises.

    TMUS Kept Allowance for Credit Losses Low as Risks Mounted

    Our analysis indicates that during a four quarter period from Q4 2014 to Q3 2015, TMUS’s allowance for credit losses was inexplicably small. As Table 1 shows, the allowance for credit losses expressed as a percentage of EIP receivables fell in Q4 2014 well below the level that TMUS had initially established during the first year of the UnCarrier campaign, and stayed below its 2014 average (2.8%) until Q42015.

    Table 1: Four Quarter Decline in Allowance Starts in Q4 2014 ($ millions)

    However, all of the publicly available indicators of potential credit risk within TMUS’s EIP receivable pool implied that if anything credit risk was increasing rather than declining. TMUS describes its evaluation of EIP customer credit risks as follows:

    T-Mobile uses a proprietary credit scoring model that measures the credit quality of a customer at the time of application for mobile communications service using several factors, such as credit bureau information, consumer credit risk scores and service plan characteristics. Based upon customer credit profiles, T-Mobile classifies EIP receivables into the credit categories of “Prime” and “Subprime”. Prime customer receivables are those with lower delinquency risk and Subprime customer receivables are those with higher delinquency risk.

    However, it is hard to square the decision to sharply lower the allowance for credit losses with TMUS’s reported proportions of prime and subprime customers for its EIP plans.

    Figure 2: Sub-prime Share of Customers Steadily Growing

    Initially, in the fourth quarter of 2014, there was a small shift in the balance of the EIP receivables pool toward prime customers, which would have justified a small reduction in the allowance, given TMUS’s view that prime customers were less likely to default. However, the actual reduction, from 3% of receivables to 2.3% seems excessive: a 23% reduction in the allowance in response to a 1.5% decline in the relative share of subprime accounts. But in the three subsequent quarters, TMUS continued to lower its allowance, both in relative and absolute terms, even as the subprime portion of its EIP receivables increased to levels above those seen at any point in 2014. So, in Q1 2015, even as the subprime portion of receivables rose to 47.6%, the allowance fell from $116 million to $106 million, or from 2.3% to 2% of receivables. And then in Q2 2015, the subprime share rose again (to 47.9%) while the allowance again amounted to only 2% of receivables. In Q3 2015, the allowance increased to 2.6% of receivables but this was again below the 2.8% average at which TMUS had been maintaining its allowance in 2014, when the subprime share of its receivables was clearly lower. Only in Q4 2015, when the subprime share of receivables jumped to an unprecedented 52% did the allowance return to a level above the 2.8% average for 2014.

    Other indicators of credit risk similarly show an increase in such risk as TMUS was keeping its allowance for credit losses at a lowered level. First, as Figure 3 illustrates, the growth of delinquent accounts outstripped the growth of overall receivables over the course of 2014 and the first half of 2015, strongly suggesting that credit risks were increasing.

    Figure 3: In 2014, Delinquent Accounts Outstrip Receivables Growth (Indexed Q4 2013=100)

    Second, as Figure 4 shows, the allowance for credit losses was falling just as the increase in past due accounts was outstripping the overall growth in receivables:

    Figure 4: Allowance Declined as Past Due Accounts Rose
    (Indexed Q4 2013=100)

    It is worth noting that not only were accounts deemed more risky by TMUS increasing as a share of total receivables, but the rate of delinquency on subprime accounts was also increasing. Nevertheless, TMUS repeatedly kept its allowance for credit losses below its mid-2014 level, as shown in Figure 5:

    Figure 5: Subprime Past Due Rises, While Allowance Falls

                           ■ Subprime Past Due      ■ Allowance for Credit Losses

    Finally, there is good reason to believe that the lowered level of the allowance for credit losses in the face of rising subprime delinquencies incurred increased bad debt expense (and lowered earnings) in subsequent quarters. Figure 6 shows that as subprime past due accounts rose as a percentage for EIP receivables, bad debt expenses as a share of receivables rose steadily in future quarters:

                Q2 2014  Q3 2014  Q4 2014  Q1 2015  Q2 2015  Q3 2015  Q4 2015

               ■Bad Debt as % Receivables (left)

               ■Sub Prime Past Due as % Recievables (right)

    While we are not privy to the detailed customer information available to TMUS, it should be clear from this review of publicly available data relevant to the credit quality of its EIP receivables that if anything the allowance for credit losses should have been higher over the course of 2015 than it had been in 2014, and not noticeably lower. TMUS appears to have adopted a significant change to its accounting assumptions during these four quarters, without providing shareholders with a clear or convincing explanation for so doing.

    Lowered Allowance Had a Material Impact on Reported Earnings and Executive Pay

    The seeming change in accounting assumptions that led to lower allowances during the four quarter period in question had a clear and significant effect on TMUS’s reported earnings. As Table 2 shows, both the 2014 and 2015 fiscal years were materially affected by the lowered allowance:

                                                                                                                     $121.51

    If TMUS had maintained its allowance for credit losses at its whole-year 2014 average of 2.8% over the four quarters from Q4 2014 to Q3 2015, then its allowance would have been approximately $150 million each quarter, or cumulative greater by a total of $121.5 million. We note that if anything, the 2.8% benchmark we have selected is overly conservative: in the two quarters prior to Q4 2014, TMUS’s allowance was over 3% of receivables, and has been even higher in the two quarters since Q3 2015.

    Given the steadily mounting subprime share of EIP receivables as well as the steadily increasing level of subprime delinquencies and subsequent growth in bad debt expense, there is reason to believe that

    TMUS’s allowance should have been even higher than 2.8% of receivables, implying that its reported net income should have been even lower. Never the less, we estimate the impact of the lowered allowance on earnings in the two relevant fiscal years in Table 3:

    Table 3: Impact of Lowered Allowance on Earnings ($ millions)

    Not only is net income a key metric for shareholders and analysts assessing the investment potential of a company, but it is also an important if indirect determinant of the level of executive pay. TMUS’s executive pay plan since 2014 has featured a short-term incentive plan that pays based on four metrics, two of which – adjusted EBITDA and Operating Free Cash Flow – are calculated based on net income. For instance, in FY 2015 the short term incentive plan paid out the maximum bonus if adjusted EBITDA reached $7,373 million, which actual reported adjusted EBITDA did, coming in at $7,393 million. However, without the $93.6 million generated by maintaining a lowered allowance for loan losses, the threshold for the maximum bonus would have been missed, lowering pay for executives.

    Clawback Proposal and Concerns for the Future

    TMUS’s current clawback policy states that the company will attempt to recoup excessive payments to executives if the company is forced to restate its financials. This standard is unrealistically high, as changes in financial reporting over which executives have discretion may distort key performance metrics such that executive pay is artificially boosted, without requiring a restatement. Proposal 5 on this year’s proxy would enable the board to seek recoupment of excess executive pay in a broader range of circumstances, which we believe would be appropriate in order to reassure shareholders that executives will not be rewarded for actions that prove detrimental to the company in the long-term.

    Moreover, while TMUS seen its sales shift from EIPs to equipment leases since it introduced its JUMP! On Demand program, this transition itself may be distorting the performance measures on which executive pay is based. As analysts have already pointed out, lease accounting differs from installment plan accounting in several ways: instead of reporting the projected revenue from the sale in the period when the customer enters the contract, under a lease the revenue is reported when actually received. However, the cost of the leased handset is not reported as a cost of goods sold, but instead is capitalized so that its cost appears as depreciation over the lifetime of the lease.

    Since one of the key performance metrics TMUS relies on in its executive pay plans – adjusted EBITDA –takes into account costs of sales, but excludes depreciation costs, reliance on this measure while a transition to equipment leases takes place may artificially boost adjusted EBITDA. Bank of American analyst David Barden has estimated that the switch to leasing boosted Q4 2015 adjusted EBITDA by $560 million (from $1.72B to $2.28B) through this effect. Going forward, we believe the Deutsche

    Telekom Management Board should be careful to assure itself that changes in accounting assumptions do not lead to distorted financial reports or excessive executive pay.

    We urge the Management Board to carefully review the analysis above and assess the adequacy of

    TMUS’s existing clawback policy. Given the material impact of TMUS’s changes to the allowance for credit losses on TMUS’s financial performance – which coincided during a period of unusually high customer complaints to regulators and consumer advocates about billing and debt collection practices –there appears to be a reasonable basis to conclude that past payment to executives have been excessive given actual performance. The Management Board, acting as the largest and controlling shareholder in TMUS, should take care to ensure that neither past nor future changes to accounting assumptions generate misleading indications of performance or excessive pay for executives.

    If you would like to discuss our concerns directly with us, please contact my colleague Richard Clayton at richard.clayton@changetowin.org.

    Thank you for your attention to this important matter.

    Dieter Waizenegger
    Executive Director, CtW Investment Group

cc:	Prof. Dr. Ulrich Lehner, Chairman of the Supervisory Board